SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 6)*
Decorator Industries, Inc.

(Name of Issuer)

Common Stock, Par Value $0.20 Per Share

(Title of Class of Securities)

243631 20 7

(CUSIP Number)

Robert Robotti
c/o Robotti & Company, Incorporated
110 East 42nd Street, Suite 1100
New York, New York 10017
212-986-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 15 Pages).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 243631 20 7	Page 2 of 15 Pages

1.	Names of Reporting Persons Robert E. Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 896,120

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 896,120

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
896,120

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
28.7%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 3 of 15 Pages

1.	Names of Reporting Persons Robotti & Company, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 524,837

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 524,837

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
524,837

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
16.8%

14.	Type of Reporting Person (See Instructions)
CO, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 4 of 15 Pages

1.	Names of Reporting Persons Robotti & Company, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,790

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,790

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,790

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
OO, BD

Schedule 13D
CUSIP No. 243631 20 7	Page 5 of 15 Pages

1.	Names of Reporting Persons Robotti & Company Advisors, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 520,047

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 520,047

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
520,047

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
16.7%

14.	Type of Reporting Person (See Instructions)
OO, IA

Schedule 13D
CUSIP No. 243631 20 7	Page 6 of 15 Pages

1.	Names of Reporting Persons Suzanne Robotti

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
United States

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,765

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
IN

Schedule 13D
CUSIP No. 243631 20 7	Page 7 of 15 Pages

1.	Names of Reporting Persons Suzanne and Robert Robotti Foundation, Incorporated

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
Delaware

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 4,765

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 4,765

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,765

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
Less than 1%

14.	Type of Reporting Person (See Instructions)
CO

Schedule 13D
CUSIP No. 243631 20 7	Page 8 of 15 Pages

1.	Names of Reporting Persons Kenneth R. Wasiak

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 371,283

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 371,283

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
371,283

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
11.9%

14.	Type of Reporting Person (See Instructions)
IN, HC

Schedule 13D
CUSIP No. 243631 20 7	Page 9 of 15 Pages

1.	Names of Reporting Persons Ravenswood Management Company, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 366,518

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 366,518

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
366,518

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
11.8%

14.	Type of Reporting Person (See Instructions)
OO

Schedule 13D
CUSIP No. 243631 20 7	Page 10 of 15 Pages

1.	Names of Reporting Persons The Ravenswood Investment Company, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 258,133

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 258,133

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
258,133

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
8.3%

14.	Type of Reporting Person (See Instructions)
PN

Schedule 13D
CUSIP No. 243631 20 7	Page 11 of 15 Pages

1.	Names of Reporting Persons Ravenswood Investments III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]	(b)	[X]

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	[ ]

6.	Citizenship or Place of Organization
New York

Number of	7.	Sole Voting Power: -0-

Shares
Beneficially	8.	Shared Voting Power: 108,385

Owned by
Each	9.	Sole Dispositive Power: -0-

Reporting
Person With	10.	Shared Dispositive Power: 108,385

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
108,385

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13.	Percent of Class Represented by Amount in Row (11)
3.5%

14.	Type of Reporting Person (See Instructions)
PN

SCHEDULE 13D
CUSIP No. 243631 20 7	Page 12 of 15 Pages

                 This Statement on Schedule 13D Amendment No. 6 (this "Statement") is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the "Commission").  This Statement amends the Statement on Schedule 13D relating to shares of Common Stock, par value $0.20 per share (the "Common Stock"), of Decorator Industries, Inc. (the "Issuer") filed on March 24, 2006 with the Commission as amended by Amendments No. 1, No. 2, No.3,   No. 4, and No. 5 thereto, filed with the Commission on March 23, 2007, October 19, 2007, January 8, 2008, January 15, 2008 and April 16, 2009, respectively (as so amended, the "Amended Statement"), as specifically set forth herein.  Capitalized terms used herein and not otherwise defined herein shall have the same meanings ascribed to them in the Amended Statement.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended Statement is hereby amended and restated to read as follows:

                      The aggregate purchase price of the 4,790 shares of the Common Stock held by Robotti & Company is $27,068.60 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti & Company were paid for using the personal funds of its discretionary customers.

                      The aggregate purchase price of the 520,047 shares of the Common Stock held by Robotti Advisors is $2,616,971.55 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Advisors were paid for using the personal funds of its clients.

                      The aggregate purchase price of the 4,765 shares of the Common Stock held by Robotti Foundation is $9,578.93 (including brokerage fees and expenses).  All of the shares of Common Stock held by Robotti Foundation were paid for using its working capital.

                      The aggregate purchase price of the 258,133 shares of the Common Stock held by RIC is $1,579,049.27 (including brokerage fees and expenses).  All of the shares of Common Stock held by RIC were paid for using its working capital.

                      The aggregate purchase price of the 108,385 shares of the Common Stock held by RI is $492,538.63 (including brokerage fees and expenses).  All of the shares of Common Stock held by RI were paid for using its working capital.

Item 4.	Purpose of Transaction

Item 4 of the Amended Statement is hereby amended and restated to read as follows:

                (a)-(j).  The shares of Common Stock have been acquired by the Reporting Persons for investment purposes and were not acquired with the intent to change or influence control of the Issuer or to participate in any transaction having that purpose or effect except to the extent stated herein.

                The Reporting Persons may acquire additional shares of the Common Stock, dispose all or some of these share of the Common Stock from time to time, in each case in the open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of the Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors.  In addition, the Reporting Persons intend to communicate with other shareholders and management of the Issuer about maximizing the value of their shares of Common Stock.

As a matter of policy, the Reporting Persons may recommend for its portfolio companies one or more persons to the Board of Directors for consideration to serve as directors.

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 13 of 15 Pages

                  Depending on factors deemed relevant by the Reporting Persons, including but not limited to change in the Issuer's business, governance or financial situation, the Reporting Persons reserve the right to formulate other plans and/or make proposals, and take such actions set forth in this response to Item 4 and any other actions as the Reporting Persons, or any of them, may determine.

Presently the Reporting Persons have no plans or proposal which would relate or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein.

Item 5.			Interest in Securities of the Issuer

Item 5 of the Amended Statement is hereby amended and restated to read as follows:

(a)-(b) As of April 16, 2010, the aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Reporting Persons, and (ii) to the knowledge of the Reporting Persons, by each other person who may be deemed to be a member of a group, is as follows:

Reporting Person	Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*

Robotti (1)(2)(3)(4)(5)(6)	896,120	0	896,120	28.72%
ROBT (1)(2)(3)	524,837	0	524,837	16.82%
Robotti & Company (1)(2)	4,790	0	4,790	**
Robotti Advisors (1)(3)	520,047	0	520,047	16.67%
Suzanne Robotti (1)(4)	4,765	0	4,765	**
Robotti Foundation(1)(4)	4,765	0	4,765	**
Wasiak (1)(4)(5)(6)	371,283	0	371,283	11.90%
RMC (1)(5)(6)	366,518	0	366,518	11.75%
RIC (1)(5)	258,133	0	258,133	8.27%
RI (1)(6)	108,385	0	108,385	3.47%

                     *Based on 3,120,263 shares of Common Stock, Par Value $0.20 per share, outstanding as of March 31, 2010 as disclosed in the Issuer's Annual Report on Form 10-K, for the fiscal year ended January 2, 2010.
                     ** Less than one percent.

              (1) Each of the Reporting Persons disclaims beneficial ownership of the securities held by any other Reporting Person except to the extent of such Reporting Person's pecuniary interest therein, if any.
              (2) Each of Mr. Robotti and ROBT share with Robotti & Company the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 4,790 shares of Common Stock owned by the discretionary customers of Robotti & Company.
              (3) Each of Mr. Robotti and ROBT share with Robotti Advisors the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 520,047 shares of Common Stock owned by the advisory clients of Robotti Advisors.
              (4) Each of Messrs. Robotti, Wasiak and Suzanne Robotti share with Robotti Foundation the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 4,765 shares of Common Stock owned by Robotti Foundation.
              (5) Each of Messrs. Robotti, Wasiak and RMC share with RIC the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 258,133 shares of Common Stock owned by RIC.
              (6) Each of Messrs. Robotti, Wasiak and RMC share with RI the power to vote or direct the vote, and share the power to dispose or to direct the disposition, of 108,385 shares of Common Stock owned by RI.

SCHEDULE 13D
CUSIP No. 243631 20 7	Page 14 of 15 Pages

(c)

There were no transactions in the Common Stock during the 60-day period prior to the date set forth on the cover page hereof.  On February 1, 2010, an account holding 1,700 shares of Common Stock ceased to be an advisory client of Robotti Advisors.

(d)

Robotti & Company's discretionary customers and Robotti Advisors' clients have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, shares of Common Stock owned by them.  Except as set forth in the immediately preceding sentences, no Person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Reporting Persons.

(e)	Not Applicable.

(The remainder of this page was intentionally left blank)

SCHEDULE 13D
CUSIP No. 243631 20 7			Page 15 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 16, 2010

Robotti & Company, Incorporated

	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Robert E. Robotti		Name: Robert E. Robotti
Title: President and Treasurer

Robotti & Company, LLC		Robotti & Company Advisors, LLC

By:	/s/ Robert E. Robotti	By:	/s/ Robert E. Robotti

	Name: Robert E. Robotti		Name: Robert E. Robotti
	Title: President and Treasurer		Title: President and Treasurer

Suzanne and Robert Robotti Foundation, Incorporated

	/s/ Suzanne Robotti	By:	/s/ Robert E. Robotti

	Suzanne Robotti		Name: Robert E. Robotti
Title: Director

/s/ Kenneth R. Wasiak

Kenneth R. Wasiak

Ravenswood Management Company, L.L.C.		The Ravenswood Investment Company, L.P.

By:	/s/ Robert E. Robotti	By:	Ravenswood Management Company, L.L.C.

	Name: Robert E. Robotti		Its General Partner
Title: Managing Member

Ravenswood Investments III, L.P.		By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
By:	Ravenswood Management Company, L.L.C.		Title: Managing Member

Its General Partner

By:	/s/ Robert E. Robotti

Name: Robert E. Robotti
Title: Managing Member